[LETTERHEAD OF RAYMOND J. SERRA
                          CERTIFIED PUBLIC ACCOUNTANT]

--------------------------------------------------------------------------------

February 4, 1997

Board of Directors
AGP and Company, Inc.
551 Fifth Avenue, Suite 1501
New York, NY 10176

Gentlemen:

We have been engaged to review the fairness, from a financial perspective, of the proposed sale by AGP and Company Inc.'s subsidiary, Robmar Corporation, (parent of TMC Group, Inc.), of all of the issued and outstanding shares of the capital stock of TMC Group, Inc. to Social Expressions Acquisition Corporation.

                     Summary Description of the Transaction

AGP and Company, Inc., and its wholly-owned subsidiary, Robmar, Inc. (hereinafter referred to as the "Sellers") have entered into an agreement (the "Agreement") with Social Expressions Acquisition Corporation (hereinafter referred to as "Purchaser"), wherein Purchaser shall be acquiring all of the outstanding shares of the common stock of TMC Group, Inc. (hereinafter referred to as "TMC"), which latter entity is a wholly-owned subsidiary of Robmar, Inc.

Pursuant to the Agreement, and as more fully set forth therein, Purchaser has agreed to pay to Sellers the following consideration in exchange for all of the outstanding shares of the common stock of TMC Group, Inc.:

1) a number of shares of Purchaser's voting common stock having an aggregate value of $2,500,000 (provided that Purchaser or its successor is a publicly-traded company as of the closing date of the subject transaction), plus

2) a royalty in the amount of 0.75% of TMC's annual collected net revenues, paid quarterly in arrears, for a period of three (3) years, commencing with the closing date of the subject transaction. The precise number of shares to be delivered to Robmar at the closing shall be calculated by dividing $2,500,000 by the average of the closing bid and asked prices of the common stock during the last ten trading days immediately preceding the closing.


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In the event that Purchaser or its successor is not a publicly-traded company as of the closing date of the subject transaction, the aforementioned consideration shall not be paid, and in lieu thereof, an alternative consideration shall be paid, consisting of:

1) a ten percent (10%) subordinated promissory note maturing ten (10) years from the date of Closing (the "Note") in an aggregate principal amount of $2,500,000, plus

2) a royalty payment equal to 1.5% of TMC's annual collected net revenues, paid quarterly in arrears, for a period of three (3) years, commencing with the closing date of the subject transaction.

The note is planned to be interest free for the first year, interest only for the second year and monthly principal payment of $26,041.66 per month plus interest for the remaining eight years. This note is subordinate to all existing secured institutional indebtedness and any indebtedness incurred in the future, without limitation. Further, there are no restrictions on the amount of unsecured debt that may be incurred in the future and there are no conditions of default except failure to make payments required by the note.

Conversion privileges

This note is convertible by the purchaser and the seller. The precise number of shares to be delivered to Robmar at the closing shall be calculated by dividing $2,500,000 by the average of the closing bid and asked prices of the common stock during the last ten trading days immediately preceding the closing.

Irrevocable proxy:

If shares are issued to the purchaser, an irrevocable proxy is given to Omar L. Peraza and Joseph Drucker for a period of five years.

Additional consideration:

Social Expressions Acquisition Corporation has engaged professionals, who will, upon the completion of the subject transaction as described previously, provide for the reduction of certain liabilities and obligations of AGP and Company, Inc. through negotiations and agreements. Management has informed us that the professionals engaged in this capacity have sufficient experience and ability to perform this engagement;

                            Description of Assignment

You have requested the opinion of this office regarding the fairness, from a financial perspective, to the Sellers of the consideration to be received by them in connection with the Transaction described in the preceding paragraphs hereof, and as more fully set forth in the referenced Stock Purchase Agreement.


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                           Management Responsibilities

The management of AGP and Company, Inc. has provided us with copies of the following documents and has taken full responsibility as to their accuracy and completeness:

1. Settlement and Escrow Agreements between AGP and Company, Inc. and the Peraza Entities dated October 1, 1996, which agreements primarily provide for:

     a) the dismissal of an action commenced against AGP and Company, Inc. in the Superior Court, for Hudson County, Chancery Division, captioned Omar L. Peraza, individually and on behalf of the Peraza Trust v. AGP & Company, Inc., Docket No. C-99-96;

     b) the resignations of Stephen W. Bingaman and James S. Howard from all positions held by them as directors, officers and employees of AGP and Company, Inc. and the proxies of the two aforementioned individuals; and

     c) the agreement of Messrs. Bingaman and Howard, in their capacities as directors of AGP and Company, Inc. to recommend that the shareholders vote for the approval of the sale of TMC Group, Inc. to Social Expressions Acquisition Corporation;

2. Stock Purchase Agreement between Social Expressions Acquisition Corporation and AGP and Company, Inc. dated October 29, 1996, which agreement primarily provides for the details of the transaction as described previously in this report;

3. TMC Group, Inc. Consolidated Financial Statements as of the years ended April 30, 1992, 1993; the eight months ended December 31, 1993; and the years ended December 31, 1994 and 1995 with accompanying audit opinions.

4. TMC Group, Inc. internal preliminary balance sheet for fiscal year end December 31, 1996, prepared January 14, 1997, unaudited.

5. TMC Group, Inc. internal preliminary income statement for fiscal year end December 31, 1996, prepared January 14, 1997, unaudited

During discussions with current management, we have been informed of the following facts and circumstances, which management has taken full responsibility for the accuracy of:

In a letter dated February 4, 1997, management has represented to the best of its knowledge and belief that:

     a. We have made available to you all information requested and all information that is relevant to your report. All significant matters of judgment have been approved by us.


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     b. The financial statements furnished to you present TMC Group, Inc. and its related subsidiaries in conformity with generally accepted accounting principles, consistently applied.

     c. TMC Group, Inc. has no commitments or contingent liabilities, including those arising from litigation, claims and assessments, that are not disclosed in the financial statements identified above, or otherwise disclosed by the Company to you.

     d. TMC Group, Inc. does not have any employment contracts with salaried employees, stock option plans, or stock redemption agreements with shareholders except to the extent indicated in written agreements furnished to you.

     e. Any forecasts of future earnings presents our assumptions and, to the best of our knowledge and belief, based upon our judgment, considering present circumstances, of the expected conditions and our expected course of action.

     f. Your report will be for the information of the Board of Directors and will serve as a partial basis for the Board of Directors to recommend a course of action to the shareholders, as it relates to the proposed sale of the capital stock of TMC Group, Inc. and will not be used for any other purpose.

     g. TMC Group, Inc.'s only subsidiaries are The Wedding Company, Inc. which has no assets or liabilities at this date and Illuminations, Inc.

     h. There are no other patents, trademarks or other intellectual property of any value owned by TMC Group, Inc. or any of its subsidiaries.

     i. The board has explored a number of alternative strategies ( including finding other purchasers) regarding the disposition of TMC Group, Inc. and has determined, due to, time constraints, that it is impractical to continue to seek other opportunities for an indeterminate period of time.

     j. The board represents that under current circumstances, TMC Group, Inc. cannot be evaluated solely as a going concern and that, without additional financing, TMC Group, Inc. and its subsidiaries will likely be out of business within six months.

     k. TMC Group, Inc.'s credit facilities have been reduced by $1,000,000 as of February 1, 1997, adversely affecting TMC Group, Inc.'s ability to pay current operating expenses and to continue its business.

     l. We have reviewed the preliminary draft of your report and represent that the information about the Company presented therein is accurate and complete.


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                               Actions by Reviewer

In arriving at the opinion set forth herein, we have, among other things:

1. Reviewed the above referenced documents.

2. Met with management to discuss the foregoing and other matters we believe to be relevant to our inquiry.

3. Taken into account a number of factors, including, but not limited to the following:

     a. The reported deterioration in the financial position of AGP and Company, Inc. (the "Company") since December 31, 1992, and the increased need for liquidity during such period;

     b. The results of the efforts to solicit third parties with respect to their possible interest in purchasing, making an investment in, or entering into an assumption of the liabilities of the TMC Group, Inc.

     c. The capital and liquidity position of the TMC Group, Inc.

     d. Advice from the management of AGP and Company, Inc. as to the necessity of raising capital and or credit lines for TMC Group, Inc. as expediently as possible;

     e. The possibility of adverse regulatory action relating to AGP and Company, Inc's deteriorating capital and liquidity position; and

     f. The possibility that TMC Group, Inc., absent the completion of the proposed transaction, is reasonably likely to fail to continue as a going concern, and that it will probably have to liquidate itself in the absence of the proposed transaction.

              Unavailable information pertaining to the engagement

1. The management of AGP and Company, Inc. was unable to obtain recent audited financial statements for the year ended December 31, 1996, further, it is unable to obtain anything more definitive than an internally prepared document clearly marked "preliminary" by the preparer. It is generally understood that the most important financial information regarding the value of any company is the most recent financial performance.

2. The management of AGP and Company, Inc. was unable to provide prospective financial statements that present, to the best of the responsible party's knowledge and belief, the expected financial position, results of operations, and changes in financial position. The expected earnings potential by management is a key factor in determining the relative value of TMC Group, Inc.


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3. The management of AGP and Company, Inc. was unable to provide any third-party appraisal values for any of the assets held by TMC Group, Inc.

4. The management of AGP and Company, Inc. was not provided by the purchaser with a copy of a fairness opinion which is a condition precedent to the purchase agreement with Social Expressions Acquisition Corporation. This fairness opinion was to state that the consideration to be received by Robmar for the shares pursuant to the agreement is fair from a financial point of view.

5. The consolidated financial statements prepared by the management of TMC Group, Inc. for the year ended December 31, 1995 omit the consolidation of a subsidiary The Wedding Company, Inc. (formerly known as The Bridal Company). The effect of the omission of this subsidiary from the consolidated financial statements is not determinable.

The information that is unavailable described above could have a material effect on both the opinion of the board of directors and this fairness opinion.

                    Certain risks in the nature of the offer:

1. The calculation method to determine the number of shares valued at $2,500,000 does not consider the effect of dilution on the share values after they are issued. In addition to the dilution it assumes their will be an active enough market during the ten day period preceding the closing to reflect market value. It is possible that large trades could temporarily suppress the market during that time period.

2. As described above the note is subordinate to virtually all secured debt.

Management has advised us that the effect of these issues will not have a material effect on the consideration to be received by the Company in the contemplated transaction

                            Statement of Independence

This report was prepared under my direction. Neither the professionals who worked on this engagement nor the undersigned have any present or contemplated future interest in AGP and Company, Inc., Social Expressions Acquisition Corporation, Robmar Corporation, or TMC Group, Inc., any personal interest with respect to the parties involved, or any other interest that could prevent us from performing an unbiased review of the transaction. Our compensation is not contingent on an action or event resulting from the analysis, opinion, or conclusions in, or the use of, this report.


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                           Restrictions of Report Uses

This report is intended solely for the information and use of the management and the Board of Directors of AGP and Company, Inc. as it relates to their decision to recommend the proposed sale of the capital stock of TMC Group, Inc. and should not be used for any other purpose. Further, this report is not intended to be used to determine the fairness of the proposed transaction on either the shareholders or creditors of AGP and Company, Inc.

                                     Opinion

We have not independently verified any of the information or the assumptions contained therein on which we have relied, and, for the purposes of this report, have assumed the accuracy, completeness and reasonableness thereof, ( except as noted herein ), to be as represented by AGP and Company, Inc. management. In addition, we are not actuaries and our services did not include any actuarial determinations or evaluations by us.

Our opinion is based solely on the information provided by the management of AGP Company, Inc., and our expertise in financial matters, and economic and other conditions as they exist and can be evaluated as of the date of this report. We have no responsibility to update our report for events and circumstances that occur after the date of this report.

Based upon and subject to the foregoing report in its entirety, we are of the opinion that, as of the date of this report, the consideration to be received by the Company in the contemplated transaction, as summarized previously, is fair, from a financial point of view, to AGP and Company, Inc.

Sincerely,



Raymond J. Serra, CPA


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